Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | September 3, 2025

Name of Registrant: Darden Restaurants, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Darden Restaurants, Inc. (DRI)

Yes to Food, Yes to Fiduciary Duty: Vote NO on Proposal 4

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges shareholders to vote AGAINST Proposal No. 4, requesting Darden Restaurants to disclose measurable greenhouse gas (GHG) emissions reduction targets.

      Supporting Statement

We represent shareholders of Darden Restaurants who believe that the company’s long-term success depends on a clear, undistracted focus on its core mission: producing and serving food at scale, efficiently, and profitably. This proposal does not advance that mission — it muddies it.

First, we would be remiss in not noting the clear anti-fiduciary elements of the filer of this shareholder proposal. The ideological divide between the American Humane Society and the Humane Society of the United States (HSUS, the filer of this proposal) has grown increasingly stark over the years, particularly in their approach to food production and agricultural engagement. The American Humane Society, rooted in pragmatic animal welfare advocacy, has historically worked alongside farmers and food producers to improve standards without undermining the viability of the industry. In contrast, the HSUS has adopted1 a more radical posture, often aligning with activist campaigns that seek to dismantle conventional animal agriculture practices altogether. This shift means that HSUS’s tactics as more focused on ideological purity than practical progress.

This radicalism is clearly reflected in HSUS’s shareholder proposal at Darden Restaurants, which calls for sweeping changes under the guise of animal welfare but ultimately targets the core of food production itself. Rather than promoting incremental improvements or supporting industry-led reforms, the proposal appears designed to pressure Darden into adopting policies that could disrupt supply chains and alienate agricultural partners. By leveraging shareholder activism to push an anti-food agenda, HSUS distances itself from the balanced, solutions-oriented legacy of its predecessor.

And Darden has its own solutions-oriented legacy. Darden is a food production and hospitality enterprise. Its value proposition lies in delivering high-quality meals to millions of customers through brands like Olive Garden and LongHorn Steakhouse. This requires energy, logistics, and agricultural inputs—each of which naturally produces emissions. To treat these emissions as liabilities rather than necessary byproducts of value creation is to fundamentally misunderstand the business.

The proposal’s implicit premise—that emissions must be reduced regardless of cost or consequence—runs directly counter to the fiduciary duty of the board and management to prioritize shareholder returns. Food production is a pathway to human flourishing and economic vitality. Sustainability mandates that penalize scale, efficiency, or supply chain pragmatism threaten both.

1 HSUS is Changing its Name But Not its Agenda - AG Professionals

This proposal asks Darden to set emissions reduction targets without specifying scope or feasibility. That ambiguity is not a virtue—it’s a risk. Scope 3 emissions, which comprise the bulk of Darden’s footprint, are tied to agricultural production and third-party suppliers. Darden does not control these emissions, nor should it be expected to. Setting targets in these areas invites reputational and regulatory exposure if goals are missed, and could pressure the company into costly sourcing decisions that erode margins. Even Scope 1 and 2 emissions—those under direct control—are tightly linked to operational necessities like refrigeration, cooking, and transportation. Arbitrary reductions in these areas could compromise food safety, customer experience, or brand consistency.

One example of how such GHG reduction practices hurt food industries is in beef production. Anti-emissions mandates often ignore the complexity of the beef supply chain and impose rigid standards that can do more harm than good. A comprehensive USDA study2 found that beef production accounts for just 3.3% of total U.S. GHG emissions, yet it remains disproportionately targeted by regulatory efforts. These mandates frequently fail to account for regional differences in land use, climate, and production methods, making compliance costly and inefficient for producers. Instead of supporting the beef industry's progress, such policies risk destabilizing rural economies and food systems by forcing producers to adopt one-size-fits-all solutions that may not be environmentally or economically viable.

Darden’s fiscal 2025 results demonstrate the strength of its business model:

●Total sales rose 6.0% to $12.1 billion, driven by same-restaurant sales growth and the acquisition of 103 Chuy’s Tex Mex restaurants.

●Adjusted EPS increased 7.5% to $9.55, despite integration costs.

●Olive Garden and LongHorn Steakhouse posted same-restaurant sales growth of 1.7% and 5.1%, respectively.

●The company authorized a $1 billion share repurchase program and increased its quarterly dividend by 7.1%.

These results reflect disciplined execution, brand strength, and strategic clarity. They were not achieved by chasing ESG metrics—they were earned by focusing on fundamentals.

According to FactSet and analyst consensus:

2 Study Clarifies U.S. Beef's Resource Use and Greenhouse Gas Emissions : USDA ARS

●Darden’s revenue is projected to grow 5.2% annually over the next three years.

●This growth is driven by brand expansion, operational efficiency, and strategic acquisitions—not sustainability mandates.

●The company’s profit margin remains robust at 8.7%, despite inflationary pressures.

Darden’s leadership has consistently delivered shareholder value through a model that prioritizes scale, consistency, and customer satisfaction. Imposing emissions targets risks undermining that model. Notably, several of Darden’s existing3 welfare policies (including sow housing and cage-free eggs) also pose risks to this fiduciary model.

This proposal is not neutral—it is a call to reorient Darden’s priorities away from food production and toward abstract environmental metrics. That is not a fiduciary strategy. Shareholders should reject any initiative that compromises operational integrity, inflates compliance costs, or distracts management from its core mission. While the company’s opposition to this blatantly anti-fiduciary proposal is laudable, we urge shareholders to do the same and vote AGAINST proposal 4.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.

3https://www.darden.com/sites/default/files/2022- 09/Darden%20AW%20Policy%20-%20Updated%20September%202022.pdf